October 19, 2018

Charles O'Dowd
President and Chief Executive Officer
ABCO Energy, Inc.
2100 North Wilmot Avenue
Tucson, AZ 85712

       Re: ABCO Energy, Inc.
           Preliminary Information Statement on Schedule 14C
           Filed August 31, 2018
           File No. 000-55235

Dear Mr. O'Dowd:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction